DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, NY 10017
212 450 6095

January 6, 2006

Telesp Celular Participações S.A.
Re:	Form 20-F for the year ended December 31, 2004
Filed April 15, 2005
File No. 333-09470

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Dear Mr. Spirgel:

     On behalf of Telesp Celular Participações S.A., a Brazilian corporation (“TCP” or the “Company”), please find attached as Attachment A TCP’s response to the Staff’s comment included in its letter dated December 12, 2005 in connection with its review of TCP’s Form 20-F for the year ended December 31, 2004.

     If you have any further comments after receiving this letter, TCP would be pleased to discuss them with you and the other members of the Staff reviewing its Form 20-F, and provide you with written responses addressing such matters.

     Please do not hesitate to contact me at 212-450-6095 should you have any questions or comments regarding the foregoing.

Very truly yours

/s/ Manuel Garciadiaz

Manuel Garciadiaz

Attachment

cc w/att:	Paulo Cesar Pereira Teixeira
Breno Oliveira

ATTACHMENT A

TELESP CELULAR PARTICIPAÇÕES S.A.

Form 20-F for Fiscal Year Ended December 31, 2004

Note 34. Summary of the differences between Brazilian and US GAAP, page F-38.

h. Earnings per share, page F-41

1.	We note your response to prior comment 1. It is unclear to us why you believe that the reduction in the redemption price associated with the optional redemption constitutes a contractual oblgiation under EITF 03-6. In this regard, we note that paragraph 18.b. of EITF 03-6 states that a contractual obligation to share in the losses of the issuing entity is present if the cotnractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuing entity. Describe in more detail how you considered this guidance and your basis for continuing to allocate losses to preferred shareholders after the adoption of EITF 03-6.

     In response to the Staff’s comment, we have revisited the guidance set forth in EITF 03-6 and the discussions in EITF 03-6 Issue Summary No. 2, Supplement No. 2, dated March 2, 2004 (“Issue Summary No. 2”). Pursuant to the Company’s by-laws the preferred shareholders are entitled to a liquidation preference for the total contractual principal amount of the preferred shares. Based on Example C in paragraph 8 of Issue Summary No. 2, it appears that the Task Force concluded that the preferred shareholders do not share in losses of the Company under this scenario. After reconsidering this guidance, we have concluded that losses would not be allocated to preferred shareholders after the adoption of EITF 03-6. However, in the event that the accumulated losses absorb the contractual principal amount of the common shares, losses would then be allocated to preferred shareholders.

2.	Your response to prior comment 1 also states that, “in accordance with Brazilian Corporate Law, preferred sharehollders are entitled to redeem their shares in the event that they disagree with certain decisions taken at

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the general shareholders’ meeting…” Describe for us in more detail the nature of these rights and their terms and conditions under Brazilian Corporate Law. In addition, tell us whether your bylaws or the agreements covering the preferred stock specifically address, enhance, or modify these rights.

      We advise the Staff that under Brazilian Corporate Law, common and preferred shareholders are entitled to redeem their shares under the following circumstances, involving decisions taken at the general shareholders’ meetings:

  the creation of a new class of preferred shares resulting in the dilution of the other share classes;
  a change in the redemption rights of the preferred shareholders or the creation of a new class of preferred shares with more favorable redemption rights;
  a reduction in the mandatory dividend payment;
  mergers or material acquisitions completed by companies whose controlling shareholder owns less than 50% of the total outstanding stock, and the stock is included in a general stock index in Brazil or another liquid international market;
  a change in the corporate purpose of the company; and
  a spin-off of a significant portion of the company, resulting in a change in corporate purpose or a reduction in the minimum dividend.

      We also advise the Staff that our by-laws and agreements covering the preferred stock do not specifically address, enhance, or modify these rights.

m. Derivative instruments, page F-43

3.	In your response to prior comment 2, you state that you “ calculate the projected cash flows of the loan in the foreign currency using the contractual rate. We then discount the projected cash flows using the current market rate…” When you discount your calculated projected cash flows, how do you determine the current market rate to use? For example, is the current market rate used in the calculation based on applying the Bolsa de Mercadorias e Futuros rate as they would relate specifically to you, or on changes in the standard Bolsa de Mercadorias e Futuros rates? While we acknowledge that you have a notional value cross currency swap that is designed to hedge both your interest rate risk and your foreign currency risk associated with your indebtedness, you may wish to refer to paragraph 120c of FAS 133 (which addresses only the interest portion of your swap) in responding to the comment.

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     We advise the Staff that we determine the “current market rate” based on the cumulative changes in the standard rates published by the Bolsa de Mercadorias e Futuros (BM&F) for the related period. We do not make any adjustments to the rates published by the BM&F.

     Similarly to FAS 133, paragraph 120c, we determine the hedged item's fair value by discounting all of the remaining cash flows of the debt in its original currency using the cumulative changes in the market rates as described above. The changes in the Company’s own credit spread are ignored because the Company is only hedging changes in fair value due to changes in foreign exchange rates and changes in the foreign interest rate.

4.	We have read your response to our prior comments regarding your determination of hedge effectiveness. Based upon your most recent responses to our comments, we understand that you are assessing the derivatives for effectiveness on a quarterly basis, at a minimum. We also understand that you acknowledge that any hedge ineffectiveness is required to be measured and included in earnings. You indicate that to date the derivative instruments have been highly effective. Your most recent reponse which provides some additional detail in terms of how the fair value calculation was performed, does not specify what, if any, hedge ineffectiveness you identified as a result of the calculation. We note that highly effective is not the same as having no eneffectiveness. It seems unlikely that no ineffectiveness would result from your analysis. Your disclosure in the Form 20-F does not state that there was no ineffectiveness; rather, the disclosure says “…no ineffectiveness would be recorded in the statement of operations for U.S. GAAP.” Please confirm that a) no ineffectiveness resulted from your test or b) quanitfy the amount by which the derivative instrument was deemed to be ineffective and demonstrate how you determind this amount was immaterial.

     We advise the Staff that all the derivative instruments that we have designated as fair value hedges for the year ended December 31, 2004 have been structured by the same lending bank to match all the critical terms of the debt being hedge. As a result, the ineffectiveness resulting from these hedge relationships is derived from the methodologies used to determine the changes in fair value of the swap and the hedged item.

     To illustrate this, below is an example of this operation:

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Debt being hedged:
  Principal amount: U.S.$ 10,000,000
  Original issuance: March 25, 2004
  Maturity: March 12, 2007
  Interest rate: 4.85% per year fixed rate
  Principal and interest are due on the maturity date
  Counterparty: ABN AMRO BANK

Derivative contract - Currency Interest Rate Swap (CIRS):

  Receive U.S.$ 10,000,000 / pay R$ 29,264,000 (using the Brazilian Central Bank exchange rate of R$ to U.S.$ of $2.9264 in force at the inception date)
  Contract start date: March 25, 2004
  Contract maturity date: March 12, 2007
  Receive: 4.85% per year fixed rate interest on U.S.$ 10,000,000
  Pay: 105.30% of CDI interest rate (Brazilian benchmark interest rate) on R$29,264,000
  Principal and interest are due on the maturity date
  Counterparty: ABN AMRO BANK

      Below is an example of the calculations of the fair values at December 31, 2004:

Debt being hedged:

  Book value of debt at December 31, 2004: U.S.$ 10,378,569
  Estimated cash flow of debt on maturity: U.S.$ 11,457,694
  Market interest rate at December 31, 2004 for a maturity date of March 12, 2007 published by BM&F: 4.1417% per year
  Present value of the debt at December 31, 2004: U.S.$ 10,490,924
  Spot exchange rate obtained from the Brazilian Central Bank at December 31, 2004: R$ 2.6544
  Present value of the debt at December 31, 2004: R$27,847,111

CIRS contract:

Receive leg

  Receive leg of CIRS at December 31, 2004: U.S.$ 10,378,569
  Estimated cash flow of receive leg of CIRS on maturity: U.S.$ 11,457,694
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  Foward rate for a maturity date of March 12, 2007 based on BM&F: 3.4110
  Estimated cash flow of receive leg of CIRS on maturity: R$39,082,270
  Market CDI interest rate at December 31, 2004 for a maturity date of March 12, 2007 published by BM&F: 16.9152% per year
  Present value of the receive leg of the CIRS at December 31, 2004: R$27,821,933
Pay leg
  Pay leg of CIRS at December 31, 2004 based on the accumulated variation of the CDI interest rate: R$33,041,641
  Estimated cash flow of pay leg of CIRS on maturity using the forward CDI rate: R$47,257,848
  Market CDI interest rate at December 31, 2004 for a maturity date of March 12, 2007 published by BM&F: 16.9152% per year
  Present value of the pay leg of the CIRS at December 31, 2004: R$33,641,973

     Based on the above calculation, the amount of ineffectiveness is equal to the difference between the present value of the receive leg at December 31, 2004 of R$27,821,933 and the present value of the Debt being hedged of R$27,847,111, amounting to R$25,178.

     The total amount of ineffectiveness amounted to R$1,806,554.50, which represent approximately 0.0861% of the amounts being hedged. This ineffectiveness we considered immaterial and did not recognize gains or losses in income. We undertake to clarify our disclosures relating to this ineffectiveness effects in future filings to reflect this ineffectiveness gains or losses in income.

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TELESP CELULAR PARTICIPAÇÕES S.A.

COMPANY STATEMENT

     On behalf of TELESP CELULAR PARTICIPAÇÕES S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      IN WITNESS WHEREOF, I have executed this statement of the Company on this 6th day of January, 2006.

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira

	Name:	Paulo Cesar Pereira Teixeira
	Title:	Executive Vice President for Operations